PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Reports First Quarter Results
Also reappoints IR firm.

Laval, Québec, CANADA – August 16, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) today reports its consolidated financial results for the three-month period ended May 31, 2011and reappoints Howard Group as its IR Firm.

Neptune reports for the first time under International Financial Reporting Standards (‘‘IFRS’’). ‘‘The IFRS adjustments had a negative impact on the three-month period ended May 31, 2011. In the mid to long term, those negative adjustments should be regulated, as it is foreseen by the Standards.’’ stated André Godin, Chief Financial Officer.

Three-month Ended May 31, 2011 Financial Results

Consolidated Results

  Revenue increased by 3.1% to $4,292,000 for the three-month period ended May 31, 2011, up from $4,162,000 achieved during the corresponding period ended May 31, 2010.
  Consolidated EBITDA for the three-month period ended May 31, 2011 amounted to a negative $168,000, compared to 664,000 obtained during the corresponding period ended May 31, 2010.
  Net earnings decreased by $1,753,000 for a net loss of $1,259,000 or $0.028 per share for the three-month period ended May 31, 2011, compared to a net income of $494,000 or $0.01 per share, for the corresponding period ended May 31, 2010.

Nutraceutical Business Results

  Nutraceutical revenue increased by 3.2% to $4,283,000, for the three-month period ended May 31, 2011, up from $4,145,000 achieved during the corresponding period ended May 31, 2010.
  EBITDA from nutraceutical business for the three-month period ended May 31, 2011 was $774,000, compared to $1,084,000 obtained during the corresponding period ended May 31, 2010.
  Earnings from nutraceutical business decreased by $956,000 and reached a net loss of 70,000 for the three-month period ended May 31, 2011, compared to a net income of $886,000, for the corresponding period ended May 31, 2010.

‘‘This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and EKO™. Despite the increase competitiveness in the market especially in the pricing and the devaluation of the US currency, the Company has managed to maintain growth in its revenues and usual gross margin levels. ’’ stated André Godin, Chief Financial Officer.

‘‘The deficit in the three-month period ended May 31, 2011 was mainly due to an important decrease in the average USD/CND exchange rate during the three-month period ended May 31 2011 as well as the IFRS adjustments made to stock-based compensation-and to the selling price reduction due to increase competition. The Company is focusing on improving productivity by looking in multiple areas of the production. The expansion program that will take place in the next 12 months will also contribute to it.’’ stated Frédéric Harland, Director Finance

Neptune Reappoints The Howard Group (“HG”) as Investor Relation (“IR”) Firm for Canada

Neptune has reentered into an IR agreement with HG to develop and implement a capital markets program for Canada (the “Agreement”). The Agreement and the options granted are subject to the board of directors and TSX-Venture approvals. Traditional and new online initiatives will be directed at the investment community and investing public to increase the following and participation of the market in Neptune.

Since 1988, HG has provided comprehensive investor and capital markets programs, business development solutions, strategic planning and financing services to public companies.

The term of the IR Agreement is for a period of 12 months. In addition to a fee of $4,000 per month, HG has been granted options to purchase an aggregate total of 50,000 common shares of Neptune at a price of $4.00 per share. The options will vest in equal amounts at the rate of 16.67% per quarter and have a three-year term expiring on August 10, 2014.

In addition, HG will provide IR services to Neptune’s subsidiary, Acasti Pharma Inc. (‘‘Acasti’’). The term of the IR Agreement is for a period of 12 months. In addition to a fee of $4,000 per month, HG has been granted options to purchase an aggregate total of 100,000 common shares of Acasti at a price of $1.80 per share. The options will vest in equal amounts at the rate of 16.67% per quarter and have a three-year term expiring on August 10, 2014.

Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.
Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.